UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

2107, Block B, Shoudong International

Dongcheng District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of TIAN RUIXIANG Holdings Ltd.'s Annual General Meeting of Shareholders on February 17, 2026

An Annual General Meeting of Shareholders (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at 2107, Block B, Shoudong International, Dongcheng District, Beijing, People’s Republic of China on February 17, 2027, at 10:00 a.m. Beijing Time, pursuant to notice duly given.

At the close of business on January 21, 2026, the record date for the determination of shareholders of the Company entitled to vote at the Meeting, there were 43,603,573 shares of Class A ordinary shares (each share being entitled to one (1) vote), and 210,000 shares of Class B ordinary shares outstanding (each share being entitled to six hundred (600) votes). At the Meeting, the holders of (1) 39,388,370.31 shares of Class A ordinary Shares, and (2) 210,000 shares of Class B ordinary shares, representing a total of 165,388,370.31 votes, were represented in person or by proxy, constituting a quorum.

The shareholders adopted the following resolutions (the “Resolutions”) at the Meeting:

1.	Share Capital Increase: Resolved, as an ordinary resolution, that with immediate effect, the authorised share capital of the Company be increased from US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, to US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.

2.	Amendment of the M&A: Resolved, a s a special resolution, that conditional upon the approval of the Share Capital Increase and to reflect the Share Capital Increase: The first sentence of paragraph 8 of the currently effective memorandum of association of the Company be amended and restated in its entirety to read as follows (the "Amendment of the M&A"): 'The authorised share capital of the Company is US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.'"

3.	Board Reverse Split Authority: Resolved, as an ordinary resolution, that conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors may determine: (i) all of the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times within a period of three (3) years from the date of the Meeting, at the exact consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Authorized Share Consolidations”, and each an “Authorized Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association; (ii) no fractional Shares be issued in connection with the Authorized Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon an Authorized Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and (iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Authorized Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion; and any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Board Reverse Split Authority and Authorized Share Consolidations.

4.	Further Amendment of the M&A: Resolved, as a special resolution, subject to and immediately following an Authorized Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing amended and restated memorandum and articles of association, to reflect the relevant Authorized Share Consolidation upon its effectiveness.

At the Meeting, the Votes for the Resolutions were as follows:

PROPOSAL		Class of	FOR				AGAINST				ABSTAIN/WITHHOLD
		Issue	Shares Voted	Voting Power	% of O/S Shares	% of Votes Cast	Shares Voted	Voting Power	of O/S Shar	% of Votes Cast	Shares Voted	Voting Power	of O/S Shar	% of Votes Cast
		Class A	39,361,429.01	39,361,429.01	90.27%	99.93%	26,936.20	26,936.20	0.06%	0.07%	5.10	5.10	0.00%	0.00%
Proposal 1	Share Capital Increase	Class B	210,000.00	126,000,000.00	100.00%	100.00%	0.00	0.00	0.00%	0.00%	0.00	0.00	0.00%	0.00%
		Total	39,571,429.01	165,361,429.01	90.32%	99.98%	26,936.20	26,936.20	0.06%	0.02%	5.10	5.10	0.00%	0.00%

		Class A	39,361,563.51	39,361,563.51	90.27%	99.93%	26,701.20	26,701.20	0.06%	0.07%	105.60	105.60	0.00%	0.00%
Proposal 2	Amendment of the M&A	Class B	210,000.00	126,000,000.00	100.00%	100.00%	0.00	0.00	0.00%	0.00%	0.00	0.00	0.00%	0.00%
		Total	39,571,563.51	165,361,563.51	90.32%	99.98%	26,701.20	26,701.20	0.06%	0.02%	105.60	105.60	0.00%	0.00%

		Class A	39,360,351.71	39,360,351.71	90.27%	99.93%	27,130.00	27,130.00	0.06%	0.07%	888.60	888.60	0.00%	0.00%
Proposal 3	Board Reverse Split Authority	Class B	210,000.00	126,000,000.00	100.00%	100.00%	0.00	0.00	0.00%	0.00%	0.00	0.00	0.00%	0.00%
		Total	39,570,351.71	165,360,351.71	90.32%	99.98%	27,130.00	27,130.00	0.06%	0.02%	888.60	888.60	0.00%	0.00%

		Class A	39,361,359.71	39,361,359.71	90.27%	99.93%	26,800.70	26,800.70	0.06%	0.07%	209.90	209.90	0.00%	0.00%
Proposal 4	Further Amendment of the M&A	Class B	210,000.00	126,000,000.00	100.00%	100.00%	0.00	0.00	0.00%	0.00%	0.00	0.00	0.00%	0.00%
		Total	39,571,359.71	165,361,359.71	90.32%	99.98%	26,800.70	26,800.70	0.06%	0.02%	209.90	209.90	0.00%	0.00%

On February 17, 2026, following the authority granted by the shareholders at the Meeting, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-fifty (1-for-50) (the “Reverse Stock Split”).

The Company expects the Reverse Stock Split to become effective for trading purposes on the Nasdaq Capital Market (“Nasdaq”) in or about early March 2026, pending final processing by Nasdaq. The Company’s Class A ordinary shares will continue to trade under the symbol “TIRX”. A new CUSIP number will be assigned to the Class A ordinary shares in connection with the Reverse Stock Split and will be disclosed once finalized.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: February 18, 2026	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer